Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 3088900 Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstra&szlig;e 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

For Immediate Release

Mazor Robotics Receives Eleven Renaissance Systems Orders During the
Second Quarter of 2016

CAESAREA, Israel – July 6, 2016 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a developer of innovative guidance systems and complementary products, announced today that it received orders for eleven Renaissance systems in the second quarter ended June 30, 2016.  The Company received orders for six systems in the U.S., including two systems with the brain module.  Internationally, the Company received purchase orders for five systems from its distribution partners, including three systems in China, one in Italy and one in Australia.  As of June 30, 2016, one of the three systems in China was delivered to the Chinese distribution partner and the two others will be delivered during the second half of 2016.

“The continued interest in the Renaissance system and the solid execution of our growth strategies reaffirm my view that 2016 will be a year of significant growth for Mazor,” commented Ori Hadomi, Chief Executive Officer.  “We received purchase orders for eleven Renaissance systems during the second quarter – the second highest amount in our history.  Three of these systems in the U.S. were installed at HCA-affiliated hospitals.  We are encouraged in our strengthening relationship with this hospital company and look forward to serving more of the hospitals in the chain.  Internationally, we received purchase orders for five systems in Europe and Asia, including an order for three systems in China. I remain encouraged about our prospects in China and reaffirm our long-term positive view on the market opportunity for Renaissance in this fast growing market.”
Mazor Robotics ended the second quarter with an installed base of 122 Renaissance systems globally, including 74 in the U.S., the Company’s primary growth market. The Company expects that revenue related to some of the systems ordered in the second quarter of 2016 may be recognized in future periods. The Company currently intends to report its complete financial results for the second quarter ended June 30, 2016 during the month of August.

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary robotic-based technology and products aimed at redefining the gold standard of quality care. Mazor Robotics Renaissance® Guidance System enables surgeons to conduct spine and brain procedures in a more accurate and secure manner. For more information, please visit www.MazorRobotics.com.

www.MazorRobotics.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding the market for the Company’s products, the Company’s prospects in China, revenue recognition for the quarter ended June 30, 2016, the intended release date of the financial results for the quarter ended June 30, 2016, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements. These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F filed with the SEC on May 2, 2016 and in subsequent filings with the SEC. For more details, refer to Mazor's SEC filings. Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Doug Sherk - Investors
mpolyviou@evcgroup.com; dsherk@evcgroup.com
212.850.6020; 415.652.9100

David Schemelia – Media
dave@evcgroup.com
646.201.5431